THE NORTH COUNTRY FUNDS

OPERATING EXPENSES LIMITATION AGREEMENT

THE NORTH COUNTRY LARGE CAP EQUITY FUND

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the "Agreement") is by and between THE NORTH COUNTRY FUNDS, a Massachusetts business trust (the "Trust"), on behalf of The North Country Large Cap Equity Fund, (the "Fund") a series of the Trust and the adviser of such Fund, Advisors Preferred, LLC (the "Adviser"). This Agreement is effective as of the commencement of the provision of investment advisory services by the Adviser.

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Trust pursuant to the terms and provisions of an investment advisory agreement with the Trust with effect as of the close of business as of February 26, 2025, and as may be amended from time to time (the /s/"Investment Advisory Agreement"); and

WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit the Fund's Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Limit on Operating Expenses. The Adviser hereby agrees to limit the Fund's current Operating Expenses to an annual rate, expressed in annualized terms as a percentage of the Fund's average daily net assets, to the amounts listed in Appendix A (the "Annual Limit"). In the event that the current Operating Expenses of the Fund, as accrued each month, exceed its Annual Limit, the Adviser will pay to that Fund (or receive reduced advisory fees), on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2. Definition. For purposes of this Agreement, the term "Operating Expenses" with respect to the Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund and including the Adviser's investment advisory or management fee detailed in the Investment Advisory Agreement, and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, expenses of underlying funds in which

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this Fund invests, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, or extraordinary expenses such as litigation.

3. Reimbursement of Fees and Expenses. The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement in future years on a rolling three year basis from the time such fee is waived or reimbursed, if such reimbursement can be achieved within the Operating Expense Limitation listed in Appendix A and within any then-current operating expense limitation.

4. Term. This Agreement shall become effective as described above and shall remain in effect for at least two years, unless sooner terminated as provided in Paragraph 5 of this Agreement, and shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Trust and the Adviser.

5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days' written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate, with respect to the Fund listed in Appendix A if the Investment Advisory Agreement for the Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement's termination for the Fund. However, the right to reimbursement shall survive the automatic termination of this Agreement caused by the Termination of the Investment Advisory Agreement if caused by a change in control of the Adviser.

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Maryland without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940 and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers.

signature page follows

THE NORTH COUNTRY FUNDS	ADVISORS PREFERRED, LLC
on behalf of
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The North Country Large Cap Equity Fund

By: /s/_______________________	By: /s/______________________
Name: James R. Colantino	Name: Catherine Ayers-Rigsby
Title: President	Title: Chief Executive Officer

Appendix A

Fund	Share Class	Operating Expense Limit
The North Country Large Cap Equity Fund	n/a	1.03%

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